**EXHIBIT 31.2**

I, Ingrid Safranek, certify that:

1.      I have reviewed this Amendment No. 2 to the annual report on Form 10-K of MMR Information Systems, Inc.; and

2.      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: May 28, 2010


/s/    Ingrid Safranek
Ingrid Safranek,
Chief Financial Officer and Vice
President, Finance